Mail Stop 6010
Via Facsimile and U.S. Mail

                                                            May 12, 2006

Mr. Jeffrey C Campbell
Chief Financial Officer
McKesson Corporation
McKesson Plaza
One Post Street
San Francisco, CA 94104

       Re: **McKesson Corporation**
            Form 10-K for March 31, 2005
            File No. 1-13252

Dear Mr. Campbell:

      We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant